SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Quarter Ended January 31, 2004

ASAT Holdings Limited

(Exact name of Registrant as specified in its Charter)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                     .

This report consists of (i) Condensed Consolidated Financial Statements, (ii) a Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months and nine months ended January 31, 2004 and 2003, and (iii) other information, and is being made pursuant to the Indenture, dated as of January 26, 2004, by and among New ASAT (Finance) Limited, ASAT Holdings Limited and its subsidiaries referred to therein as Guarantors, and The Bank of New York, as trustee.

ii

Part I – FINANCIAL INFORMATION

Item 1	Financial Statements

	Condensed Consolidated Balance Sheets as of January 31, 2004 and April 30, 2003	1

	Condensed Consolidated Statements of Operations and Comprehensive Loss for the three months and nine months ended January 31, 2004 and 2003	2

	Condensed Consolidated Statements of Cash Flows for the three and nine months ended January 31, 2004 and 2003	3

	Notes to Condensed Consolidated Financial Statements	4

Item 2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months and nine months ended January 31, 2004 and 2003	16

Item 3	Quantitative and Qualitative Disclosures About Market Risk	29

Item 4	Controls and Procedures	30

Part II – OTHER INFORMATION

Item 5	Legal Proceedings	30

Item 6	Submission of Matters to a Vote of Security Holders	31

Signature		32

All financial information in this report on Form 6-K is in United States dollars, which are referred to as “Dollars” or “$”.

iii

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JANUARY 31, 2004 AND APRIL 30, 2003

	January 31, 2004	April 30, 2003
	‘000	‘000
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$59,472	$25,775
Accounts receivable-trade (net of allowance for doubtful accounts of $164 and $118 at January 31, 2004 and April 30, 2003, respectively)	30,675	18,209
Restricted cash	—	1,504
Restricted cash – 12.5% senior notes redemption (Note 4)	111,035	—
Inventories (Note 2)	19,043	10,383
Prepaid expenses and other current assets	5,736	5,378

Total current assets	225,961	61,249
Property, plant and equipment, net of accumulated depreciation	104,011	100,019
Assets held for disposal, net	39	659
Deferred charges, net (Note 7)	8,900	3,243

Total assets	338,911	165,170

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$29,515	$9,757
Accrued liabilities	13,004	5,940
Amount due to QPL	4,968	2,669
12.5% senior notes called for redemption (Note 5)	99,143	—

Total current liabilities	146,630	18,366

9.25% senior notes due 2011 (Note 5)	150,000	—
12.5% senior notes due 2006 (Note 5)	—	98,705

Total liabilities	296,630	117,071

Commitments and contingencies (Note 9)
Shareholders’ equity:
Common stock	6,824	6,760
Treasury stock	(71)	(71)
Additional paid-in capital	230,794	228,009
Deferred stock-based compensation	(981)	—
Accumulated other comprehensive loss	(122)	(20)
Accumulated deficit	(194,163)	(186,579)

Total shareholders’ equity	42,281	48,099

Total liabilities and shareholders’ equity	338,911	165,170

See accompanying notes to Condensed Consolidated Financial Statements

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS FOR THE THREE MONTHS AND NINE MONTHS

ENDED JANUARY 31, 2004 AND 2003

(Unaudited)

	Three months ended		Nine months ended
	January 31, 2004	January 31, 2003	January 31, 2004	January 31, 2003
	’000	’000	’000	’000
Net sales	$59,596	$39,741	$151,685	$115,558
Total cost of sales (Notes 2 and 3)	47,182	35,947	124,688	109,378

Gross profit	12,414	3,794	26,997	6,180

Operating expenses:
Selling, general and administrative	6,688	5,865	18,194	18,684
Research and development	1,096	1,269	3,398	4,083
Impairment of property, plant and equipment (Note 6)	2,387	—	2,387	59,189
Reorganization charge	—	—	—	128
Facilities charge (Note 8)	—	—	306	—

Total operating expenses	10,171	7,134	24,285	82,084

Profit (Loss) from operations	2,243	(3,340)	2,712	(75,904)
Other income, net	118	300	499	1,202
Interest expense:
- amortization of deferred charges (Note 7)	(245)	(233)	(711)	(699)
- third parties	(3,487)	(3,294)	(10,075)	(9,438)

Loss before income taxes	(1,371)	(6,567)	(7,575)	(84,839)
Income tax (expense) benefit	(9)	887	(9)	12,852

Net loss	(1,380)	(5,680)	(7,584)	(71,987)
Other comprehensive loss:

Foreign currency translation	(1)	(14)	(22)	(12)

Comprehensive loss	(1,381)	(5,694)	(7,606)	(71,999)

Net loss per ordinary share:
Basic and diluted
Net loss per ordinary share	$(0.00)	$(0.01)	$(0.01)	$(0.11)

Basic and diluted weighted average number of ordinary shares outstanding	672,999,055	668,947,000	670,297,685	668,947,000

Net loss per ADS:
Basic and diluted
Net loss per ADS	$(0.01)	$(0.04)	$(0.06)	$(0.54)

Basic and diluted weighted average number of ADSs outstanding	134,599,811	133,789,400	134,059,537	133,789,400

See accompanying notes to Condensed Consolidated Financial Statements

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS AND NINE MONTHS ENDED JANUARY 31, 2004 AND 2003

(Unaudited)

	Three months ended		Nine months ended
	January 31, 2004	January 31, 2003	January 31, 2004	January 31, 2003
	’000	’000	’000	’000
Operating activities:
Net loss	$(1,380)	$(5,680)	$(7,584)	$(71,987)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization:
Property, plant and equipment	6,293	6,931	18,254	23,414
Deferred charges and debt discount	391	378	1,149	1,131
Deferred income taxes	—	(887)	—	(12,855)
(Gain) Loss on disposal of property, plant and equipment, net	(54)	142	(123)	90
Non-cash impairment of property, plant and equipment	2,337	—	2,337	59,189
Stock-based compensation	167	—	167	—
Changes in operating assets and liabilities:
Accounts receivable-trade, net	(5,058)	4,105	(12,466)	(4,334)
Restricted cash	1,478	—	1,504	(1,504)
Inventories	(5,614)	(348)	(8,660)	1,058
Prepaid expenses and other current assets	(518)	(252)	(358)	192
Accounts payable	4,224	(655)	11,857	3,054
Accrued liabilities	6,648	1,771	7,064	1,536
Amount due to QPL	1,655	952	2,299	1,527

Net cash provided by operating activities	10,569	6,457	15,440	511

Investing activities:
Acquisition of property, plant and equipment	(8,384)	(1,537)	(16,404)	(6,058)
Proceeds from sale of property, plant and equipment	329	369	464	495

Net cash used in investing activities	(8,055)	(1,168)	(15,940)	(5,563)

Financing activities:
Proceeds from stock options exercised	1,702	—	1,702	—
Proceeds from issuance of long-term debt	150,000	—	150,000	—
Restricted cash – 12.5% senior notes redemption	(111,035)	—	(111,035)	—
Payment of debt issuance costs	(6,368)	—	(6,368)	—

Net cash provided by financing activities	34,299	—	34,299	—

Net increase (decrease) in cash and cash equivalents	36,813	5,289	33,799	(5,052)
Cash and cash equivalents at beginning of the period	22,724	24,160	25,775	34,499
Effects on changes of foreign exchange rates	(65)	(14)	(102)	(12)

Cash and cash equivalents at end of the period	$59,472	$29,435	$59,472	$29,435

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$—	$—	$6,297	$6,297
Income taxes	3	—	3	2
Property disposal	50	—	50	—

See accompanying notes to Condensed Consolidated Financial Statements

ASAT HOLDINGS LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.	PRESENTATION OF INTERIM FINANCIAL STATEMENTS

The condensed consolidated financial statements have been prepared by ASAT Holdings Limited (the “Company”) in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The April 30, 2003 balance sheet was derived from audited financial statements but does not include all disclosures required by GAAP. The interim financial statements and notes thereto should be read in conjunction with the financial statements and notes included in the annual report of the Company on Form 20-F for the fiscal year ended April 30, 2003. The interim financial statements for fiscal year 2003 and 2004 were not audited, but in the opinion of management reflect all adjustments (including normal recurring adjustments) necessary for a fair presentation of the results for the interim periods presented.

The unaudited condensed consolidated financial statements include the accounts of the Company and its principal subsidiaries. All intercompany items have been eliminated in consolidation.

Recent Accounting Pronouncements

In May 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. This statement established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. The Company adopted SFAS No. 150 in the October 2003 quarter. The adoption of this statement has had no significant impact on its financial position and results of operations.

Stock-Based Compensation

The Company has adopted only the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”. Compensation expense for stock options awarded to employees, officers and directors is recorded on the measurement date only if the current market price of the underlying stock exceeded the exercise price.

If the Company had accounted for its stock option plan by recording compensation based on the fair value using the Black-Scholes option pricing model at grant date for such awards consistent with the method of SFAS No. 123, the Company’s net loss and net loss per share would have been increased to the pro forma amounts as follows:

	(Unaudited) Three Months Ended		(Unaudited) Nine Months Ended
	January 31, 2004	January 31, 2003	January 31, 2004	January 31, 2003
	’000	’000	’000	’000
Net loss
Net loss, as reported	$(1,380)	$(5,680)	$(7,584)	$(71,987)
Add: compensation expense as reported in income statements	167	—	167	—
Deduct: compensation expense recognized under fair value based method, net of tax effect	(597)	(120)	(4,879)	(360)
Net loss, pro forma	(1,810)	(5,800)	(12,296)	(72,347)

Net loss per ordinary share (dollars per share):
- Basic	(0.00)	(0.01)	(0.01)	(0.11)
- Diluted	(0.00)	(0.01)	(0.01)	(0.11)

Pro forma net loss per ordinary share (dollars per share):
- Basic	(0.00)	(0.01)	(0.02)	(0.11)
- Diluted	(0.00)	(0.01)	(0.02)	(0.11)

2.	INVENTORIES

The components of inventories were as follows:

	January 31, 2004	April 30, 2003
	’000	’000
	(Unaudited)
Raw materials	$16,037	$9,416
Work-in-progress	3,006	967

	$19,043	$10,383

Management continuously reviews slow-moving and obsolete inventory and assesses any inventory obsolescence based on inventory levels, material composition and expected usage as of that date. During the three months ended January 31, 2004 and 2003, there were non-cash write-offs of specific inventories of $348 thousand and $364 thousand, and $1.0 million and $3.6 million for the nine months ended January 31, 2004 and 2003, respectively.

3.	RELATED PARTY TRANSACTIONS

The Company purchased raw materials from QPL International Holdings Limited (“QPL”) amounting to $8.9 million and $5.7 million for the three months ended January 31, 2004 and 2003, and $22.7 million and $15.9 million for the nine months ended January 31, 2004 and 2003, respectively.

The Company leases its Hong Kong office and manufacturing premises from QPL under various lease agreements which expire on September 30, 2004. The Company paid rental expenses of $774 thousand for each of the three months ended January 31, 2004 and 2003, and $2.3 million for each of the nine months ended January 31, 2004 and 2003, respectively.

The amount due to QPL was unsecured and interest free.

QPL and its subsidiaries collectively own approximately 42.6% of the Company’s ordinary shares.

4.	RESTRICTED CASH – 12.5% SENIOR NOTES REDEMPTION

See Note 5 for a discussion of the 9.25% senior notes issued in January 2004 and the related redemption of the 12.5% senior notes.

5.	9.25% SENIOR NOTES DUE 2011

On January 26, 2004, the Company’s wholly-owned finance subsidiary, New ASAT (Finance) Limited, issued $150 million aggregate principal amount of 9.25% senior notes due in February 2011 (“9.25% senior notes”), which were issued at par with semi-annual interest payable on February 1 and August 1 beginning on August 1, 2004. The Company sold $150 million aggregate principal amount of its 9.25% senior notes to the initial purchaser pursuant to the exemption from registration under Section 4(2) of the Securities Act for resale by the initial purchaser to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933 (the “Securities Act”), and to non-U.S. persons in transactions outside the United States in reliance on Regulation S of the Securities Act.

The 9.25% senior notes are unsecured and guaranteed on a senior unsecured basis by the Company and certain of the Company’s subsidiaries which are “restricted subsidiaries” as defined in the indenture for the 9.25% senior notes. The indenture for the 9.25% senior notes contains certain covenants that will, among other things, restrict the ability of the Company and its restricted subsidiaries to borrow money, pay dividends on or repurchase capital stock of the Company and make certain other restricted payments or investments, sell assets or enter into mergers or consolidations and create liens on assets. The 9.25% senior notes are redeemable prior to February 1, 2008, in whole or in part, at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest and liquidated damages and additional amounts, if any, plus a make-whole amount and on or after February 1, 2008 at the various redemption prices set out in the indenture for the 9.25% senior notes.

In connection with the issuance of the 9.25% senior notes, the Company recorded $6.4 million in deferred financing fees and expenses, which are being amortized over the life of the notes.

Of the $150.0 million of 9.25% senior notes proceeds, as of January 31, 2004, the Company deposited $111.0 million with the trustee for the 12.5% senior notes in connection with the call for the full redemption of the 12.5% senior notes, which funds were used to redeem all outstanding 12.5% senior notes on February 25, 2004. The cash deposited with the trustee for the redemption was therefore classified as a current asset under “Restricted Cash – 12.5% Senior Notes Redemption” and the 12.5% senior notes were classified as a current liability under – “12.5% Senior Notes Called for Redemption” on the January 31, 2004 condensed consolidated balance sheet. The interest of the 12.5% senior notes would be accrued until February 25, 2004.

6.	IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT

On December 20, 2003, the Company entered into a sale and purchase agreement with a third party to dispose of the Company’s excess real property in Hong Kong for approximately $4 million. The sale and purchase agreement was completed on February 21, 2004 and the Company now leases back a portion of the property under an operating lease for a monthly rental fee of approximately $31 thousand. The lease term is for three years commencing from February 21, 2004. As a result of the contemplated sale of the property in January 2004, an impairment charge of $2.4 million was recognized and recorded in the three months ended January 31, 2004.

7.	DEFERRED CHARGES, NET

Deferred charges are fees and expenses directly related to the issuance of senior notes and are capitalized and amortized over the life of the notes except for the portion attributable to the senior notes early redeemed in February 2004, which were charged to statements of operations in the period of redemption. Deferred charges, net of accumulated amortization, at January 31, 2004, was $8.9 million as compared to $3.2 million at April 30, 2003. The increase is attributed to the $6.4 million direct expenses and fees associated with the issuance of the 9.25% senior notes (see Note 5). Accumulated amortization as of January 31, 2004 and April 30, 2003 was $3.8 million and $3.1 million, respectively. Amortization of deferred charges included in interest expense for the three months ended January 31, 2004 and 2003 was $245 thousand and $233 thousand, respectively, and for the nine months ended January 31, 2004 and 2003 was $711 thousand and $699 thousand, respectively.

8.	FACILITIES CHARGE

The Company incurred a one-time facilities charge in the three months ended July 31, 2003 of $306 thousand in relation to restoring its leased facility in Fremont, California back to its original condition, as required under the lease agreement on its expiration.

9.	COMMITMENTS AND CONTINGENCIES

Capital expenditure

As of January 31, 2004 and April 30, 2003, the Company had contracted for capital expenditure on property, plant and equipment of $10.2 million and $1.8 million, respectively.

Operating leases

The Company leases certain land and buildings and equipment and machinery, under operating lease agreements expiring at various times through August 2018. The leased Hong Kong facility from QPL is under a five-year term which expires on September 30, 2004 and the Company has an option to renew for an additional five years.

The Company also entered into a lease of a manufacturing plant (“Phase I”) in Dongguan, China in August 2002 under which the lessor was responsible for the design and construction of the factory facilities. The Company is obligated to pay a monthly rental payment and management service fee 30 days after the date on which the lessor handed over the newly constructed facilities to the Company. The handover took place in August 2003. The lease term commenced in September 2003, one month after the handover date and will continue, for a term of 15 years.

From October 30, 2004 onward and during the term of the lease, the Company will have an option and a right of first refusal to purchase the factory facilities and the related land-use right at prices fixed in a predetermined schedule starting from October 2004 to October 2009. The Company is also required to pay approximately $779 thousand annually as a management services fee for a total of six years starting from September 2003, 30 days after the lessor handed over the newly constructed facilities to the Company in August 2003. In accordance with SFAS No. 13, “Accounting for Leases”, rental expenses and management fees related to this lease agreement are recognized on a straight-line basis over the lease term.

Future minimum lease payments under operating leases as of January 31, 2004 are as follows:

‘000
(Unaudited)
Fiscal year ending April 30:
2004 (the remainder of fiscal year)	$1,470
2005	4,649
2006	2,914
2007	2,322
2008	2,162
Thereafter	7,930

$21,447

Litigation

On April 9, 2003, ASAT Holdings Limited and ASAT, Inc. as co-plaintiffs initiated a lawsuit against Motorola, Inc. (“Motorola”) in the United States District Court for the Northern District of California by filing a complaint for Declaratory Judgment. This litigation arises out of the interpretation of certain defined terms in a patent cross license agreement entered into between Motorola and QPL International Holdings Limited (“QPL”) on October 1, 1993 (the “Immunity Agreement”). The dispute relates to the understanding of the parties regarding the scope and range of royalty bearing assembled products covered in the Immunity Agreement. On April 10, 2003, Motorola filed an essentially identical complaint naming ASAT Holdings Limited and QPL as co-defendants in the United States District Court for the Northern District of Illinois. The litigation in the Northern District of Illinois was dismissed on August 27, 2003. On August 5, 2003, Motorola filed a counterclaim in the Northern District of California naming ASAT Holdings Limited, ASAT, Inc. and QPL as co-defendants and alleging that the defendants owe Motorola approximately $8,000,000 in back due royalties and further alleging that Motorola is entitled to receive additional interest at the rate of 1% per month on the alleged unpaid royalties. The parties are in the “discovery phase” of litigation and have started the production of documents. No depositions have been scheduled and the trial date has not yet been set.

The Company continues to deny the allegations that Motorola is owed additional royalties in any amount beyond those already paid to Motorola under the Immunity Agreement and the Company intends to vigorously pursue this litigation. However, should the Company fail to prevail in this litigation, Motorola could be awarded damages in excess of $10,000,000. However, the Company believes it is too early to assess the range of its possible liability at this stage, if any, and no amounts have been provided for such matters in the condensed consolidated financial statements.

10.	STOCK OPTION PLAN

On July 6, 2000, the Company adopted a Stock Option Plan (“2000 Stock Option Plan”) under which the Board of Directors may, at their discretion, invite any key officers, employees, consultants and non-employee directors of ASAT to subscribe for its shares up to a maximum of 110,000,000 ordinary shares of the Company, which is the equivalent to 22,000,000 of the Company’s American Depository Shares (“ADS”). The Board of Directors will determine which individuals will be granted ADS options, the number of ADSs subject to the options, the exercise price for the optioned ADSs, the vesting periods and any other terms that will apply to the option as the Board deems appropriate. Under Accounting Principles Board Opinion No. 25, the Company recognized compensation cost of $167 thousand for the three months and nine months ended January 31, 2004 and nil for the three months and nine months ended January 31, 2003, respectively.

On January 24, 2003, the Company announced the Employee Stock Option Exchange Program, a voluntary stock option exchange program for the Company’s employees, employee director and non-employee director. The Company offered eligible stock option holders with exercise prices above the current bid price of the Company’s ADSs to voluntarily cancel their outstanding options. In exchange, participants were to be granted new stock options at the fair value of the Company’s ADS no sooner than six months and one day after the cancellation of the options, which cancellation occurred on February 24, 2003. Under the terms of the Stock Option Exchange Program, 12,164,447 ADS options were surrendered for cancellation.

On August 29, 2003, options for 6,589,710 ADSs were granted under the Employee Stock Option Exchange Program at an exercise price of $1.44 per ADS to those participants who were still employed by the Company on that date. All newly granted options have the same vesting schedules as the cancelled options.

Option activity relating to the Company’s stock option plan is summarized as follows:

	(Unaudited) Outstanding Options
	Number of ADS options	Weighted-average exercise price per ADS
Outstanding at April 30, 2002	13,483,811	$10.13
Granted	1,026,000	$1.60
Cancelled	(612,480)	$10.02

Outstanding at July 31, 2002	13,897,331	$9.11
Granted	180,000	$0.96
Cancelled	(322,685)	$11.07

Outstanding at October 31, 2002	13,754,646	$9.36
Granted	—	—
Cancelled	(722,894)	$6.28

Outstanding at January 31, 2003	13,031,752	$9.53

Outstanding at April 30, 2003	1,753,480	$2.44
Granted	420,000	$0.58
Cancelled	(24,520)	$7.11

Outstanding at July 31, 2003	2,148,960	$2.03
Granted	8,744,710	$1.64
Cancelled	(18,750)	$1.28

Outstanding at October 31, 2003	10,874,920	$1.71
Granted	455,000	$3.05
Cancelled	(202,365)	$1.52
Exercised	(1,272,763)	$1.34

Outstanding at January 31, 2004	9,854,792	$1.83

ADS options exercisable at:
January 31, 2003	6,921,217	$9.68
January 31, 2004	4,405,102	$1.91

11.	SUBSEQUENT EVENTS

The Company executed and completed the sale and purchase agreement on February 21, 2004 with a third party to dispose of the Company’s excess real property in Hong Kong for approximately $4 million (See Note 6).

On February 25, 2004, the Company fully redeemed the 12.5% senior notes with face value of $100.75 million, using the portion of the proceeds received from the issuance of 9.25% senior notes set aside on January 26, 2004 (see Note 5 for details). In connection with the redemption of the 12.5% senior notes, the Company incurred a loss on extinguishment of debt of approximately $10.5 million, consisting of a call premium of $6.3 million and $4.2 million non cash write-off of deferred charges and debt discount associated with the 12.5% senior notes. The loss was recorded as a charge to the statement of operations in February 2004.

12.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION

On January 26, 2004, the Company issued $150.0 million of its 9.25% senior notes as part of a refinancing transaction. See Note 5 for a more complete description of the 9.25% senior notes.

Under the indenture governing the 9.25% senior notes, the Company and certain of the Company’s wholly-owned subsidiaries that are restricted subsidiaries under the indenture for the 9.25% senior notes have fully and unconditionally guaranteed the 9.25% senior notes. In addition, New ASAT (Finance) Limited, the issuer of the 9.25% senior notes, is a wholly-owned finance subsidiary of the Company and all guarantees are on joint and several basis. There are no significant restrictions on the ability of the Company or any guarantor to obtain funds from its subsidiaries by dividend or loan.

Pursuant to the indenture for the 9.25% senior notes, the Company is providing the unaudited interim condensed consolidating financial statements presented below. Separate financial statements and other disclosures concerning the subsidiary guarantors are not included herein because (i) the subsidiary guarantors are wholly-owned and have fully and unconditionally guaranteed the 9.25% senior notes on a joint and several basis, and (ii) the Company’s management has determined that such information is not material to investors. The condensed consolidated financial information below should be read in connection with the Consolidated Financial Statements of ASAT Holdings Limited.

The following condensed consolidating financial information presents the condensed consolidated balance sheets as of January 31, 2004 and April 30, 2003 and the related condensed consolidated statements of operations and cash flows for each of the three months and nine months ended January 2003 and 2004 of (a) ASAT Holdings Limited, the parent company; (b) New ASAT (Finance) Limited, the subsidiary issuer; (c) the guarantor subsidiaries of ASAT Holdings Limited on a combined basis; (d) the non-guarantor subsidiaries of ASAT Holdings Limited; (e) eliminating entries; and (f) the total consolidated amounts.

Unaudited Condensed Consolidated Balance Sheet as of January 31, 2004

				NON-GUARANTOR SUBSIDIARIES
	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	OTHER	ASAT (FINANCE) LLC	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
ASSETS
Current assets:
Cash and cash equivalents	111	—	59,284	77	—	—	59,472
Accounts receivable, net	—	—	30,675	—	—	—	30,675
Restricted cash – 12.5% senior notes redemption	—	111,035	—	—	—	—	111,035
Inventories	—	—	19,043	—	—	—	19,043
Prepaid expenses and other current assets	42	—	5,625	69	—	—	5,736

Total current assets	153	111,035	114,627	146	—	—	225,961
Property, plant and equipment, net	—	—	103,927	84	—	—	104,011
Investment in and advance to consolidated entities	222,478	33,864	64,739	—	178,474	(499,555)	—
Other non-current assets	—	6,355	39	—	2,545	—	8,939

Total assets	222,631	151,254	283,332	230	181,019	(499,555)	338,911

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Advance from consolidated entities	—	—	394,823	1,092	76,002	(471,917)	—
12.5% senior notes called for redemption	—	—	—	—	99,143	—	99,143
Other current liabilities	35	1,254	40,711	31	3,148	2,308	47,487

Total current liabilities	35	1,254	435,534	1,123	178,293	(469,609)	146,630
9.25% senior notes due 2011	—	150,000	—	—	—	—	150,000

Total liabilities	35	151,254	435,534	1,123	178,293	(469,609)	296,630

Shareholders’ equity:
Common stock ($0.01 par value)	6,824	—	141	123	—	(264)	6,824
Treasury stock	(71)	—	—	—	—	—	(71)
Additional paid-in capital	212,698	—	15,924	—	2,726	(554)	230,794
Deferred stock-based compensation	(981)	—	—	—	—	—	(981)
Accumulated other comprehensive loss	—	—	—	(122)	—	—	(122)
Retained earnings (Accumulated deficit)	4,126	—	(168,267)	(894)	—	(29,128)	(194,163)

Total shareholders’ equity	222,596	—	(152,202)	(893)	2,726	(29,946)	42,281

Total liabilities and shareholders’ equity	222,631	151,254	283,332	230	181,019	(499,555)	338,911

Condensed Consolidated Balance Sheet as of April 30, 2003

			NON-GUARANTOR SUBSIDIARIES
	ASAT HOLDINGS LIMITED	GUARANTOR SUBSIDIARIES	OTHER	ASAT (FINANCE) LLC	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
ASSETS
Current assets:
Cash and cash equivalents	15,327	10,401	47	—	—	25,775
Accounts receivable, net	—	18,209	—	—	—	18,209
Restricted cash	—	1,504	—	—	—	1,504
Inventories	—	10,383	—	—	—	10,383
Prepaid expenses and other current assets	29	5,323	26	—	—	5,378

Total current assets	15,356	45,820	73	—	—	61,249
Property, plant and equipment, net		99,951	68		—	100,019
Investment in and advance to consolidated entities	206,042	51,665	—	174,190	(431,897)	—
Other non-current assets	—	659	—	3,243	—	3,902

Total assets	221,398	198,095	141	177,433	(431,897)	165,170

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Advance from consolidated entities	—	327,888	383	76,002	(404,273)	—
Other current liabilities	15	15,945	83	—	2,323	18,366

	15	343,833	466	76,002	(401,950)	18,366
12.5% Senior Notes due 2006	—	—	—	98,705	—	98,705

Total liabilities	15	343,833	466	174,707	(401,950)	117,071

Shareholders’ equity:
Common stock ($0.01 par value)	6,760	141	124	—	(265)	6,760
Treasury stock	(71)	—	—	—	—	(71)
Additional paid-in capital	209,912	22,729	—	2,726	(7,358)	228,009
Accumulated other comprehensive income loss	—	—	(20)	—	—	(20)
Retained earnings (Accumulated deficit)	4,782	(168,608)	(429)	—	(22,324)	(186,579)

Total shareholders’ equity	221,383	(145,738)	(325)	2,726	(29,947)	48,099

Total liabilities and shareholders’ equity	221,398	198,095	141	177,433	(431,897)	165,170

Unaudited Condensed Consolidated Statements of Operations for the Three Months Ended January 31, 2004

				NON-GUARANTOR SUBSIDIARIES
	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	OTHER	ASAT (FINANCE) LLC	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Net sales	—	—	84,451	—	—	(24,855)	59,596
Cost of sales	—	—	72,029	—	—	(24,847)	47,182

Gross profit	—	—	12,422	—	—	(8)	12,414
Operating expenses
- Selling, general and administrative	507	—	6,320	437	—	(576)	6,688
- Research and development	—	—	1,096	—	—	—	1,096
- Impairment of property, plant and equipment	—	—	2,387	—	—	—	2,387

Total operating expenses	507	—	9,803	437	—	(576)	10,171

(Loss) Profit from operations	(507)	—	2,619	(437)	—	568	2,243
Other income, net	18	205	354	237	3,527	(4,223)	118
Interest expense:
- Amortization of deferred charges	—	(12)	(245)	—	(233)	245	(245)
- Third parties	—	(193)	(3,487)	—	(3,294)	3,487	(3,487)

Loss before income taxes	(489)	—	(759)	(200)	—	77	(1,371)
Income tax expense	—	—	(7)	(2)	—	—	(9)

Net loss	(489)	—	(766)	(202)	—	77	(1,380)

Unaudited Condensed Consolidated Statements of Operations for the Three Months Ended January 31, 2003

			NON-GUARANTOR SUBSIDIARIES
	ASAT HOLDINGS LIMITED	GUARANTOR SUBSIDIARIES	OTHER	ASAT (FINANCE) LLC	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net sales	—	57,781	—	—	(18,040)	39,741
Cost of sales	—	53,998	—	—	(18,051)	35,947

Gross profit	—	3,783	—	—	11	3,794
Operating expenses
- Selling, general and administrative	89	6,161	332	—	(717)	5,865
- Research and development	—	1,269	—	—	—	1,269
- Reorganization expenses	—	—	—	—	—	—

Total operating expenses	89	7,430	332	—	(717)	7,134

Loss from operations	(89)	(3,647)	(332)	—	728	(3,340)
Other income, net	42	825	161	3,527	(4,255)	300
Interest expense:
- Amortization of deferred charges	—	(233)	—	(233)	233	(233)
- Third parties	—	(3,294)	—	(3,294)	3,294	(3,294)

Loss before income taxes	(47)	(6,349)	(171)	—	—	(6,567)
Income tax benefit	—	887	—	—	—	887

Net loss	(47)	(5,462)	(171)	—	—	(5,680)

Unaudited Condensed Consolidated Statements of Operations for the Nine Months Ended January 31, 2004

				NON-GUARANTOR SUBSIDIARIES
	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	OTHER	ASAT (FINANCE) LLC	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Net sales	—	—	220,344	—	—	(68,659)	151,685
Cost of sales	—	—	193,347	—	—	(68,659)	124,688

Gross profit	—	—	26,997	—	—	—	26,997
Operating expenses
- Selling, general and administrative	741	—	18,078	1,324	—	(1,949)	18,194
- Research and development	—	—	3,398	—	—	—	3,398
- Impairment of property, plant and equipment	—	—	2,387	—	—	—	2,387
- Reorganization expenses	—	—	306	—	—	—	306

Total operating expenses	741	—	24,169	1,324	—	(1,949)	24,285

(Loss) Profit from operations	(741)	—	2,828	(1,324)	—	1,949	2,712
Other income, net	85	205	1,373	859	10,581	(12,604)	499
Interest expense:
- Amortization of deferred charges	—	(12)	(711)	—	(699)	711	(711)
- Third parties	—	(193)	(10,075)	—	(9,882)	10,075	(10,075)

Loss before income taxes	(656)	—	(6,585)	(465)	—	131	(7,575)
Income tax expense	—	—	(7)	(2)	—	—	(9)

Net loss	(656)	—	(6,592)	(467)	—	131	(7,584)

Unaudited Condensed Consolidated Statements of Operations for the Nine Months Ended January 31, 2003

			NON-GUARANTOR SUBSIDIARIES
	ASAT HOLDINGS LIMITED	GUARANTOR SUBSIDIARIES	OTHER	ASAT (FINANCE) LLC	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net sales	—	173,168	—	—	(57,610)	115,558
Cost of sales	—	166,999	—	—	(57,621)	109,378

Gross profit	—	6,169	—	—	11	6,180
Operating expenses
- Selling, general and administrative	255	20,027	552	—	(2,150)	18,684
- Research and development	—	4,083	—	—	—	4,083
- Impairment of property, plant and equipment	—	59,169	20	—	—	59,189
- Reorganization expenses	—	128	—	—	—	128

Total operating expenses	255	83,407	572	—	(2,150)	82,084

Loss from operations	(255)	(77,238)	(572)	—	2,161	(75,904)
Other income, net	176	2,775	352	10,137	(12,238)	1,202
Interest expense:
- Amortization of deferred charges	—	(699)	—	(699)	699	(699)
- Third parties	—	(9,438)	—	(9,438)	9,438	(9,438)

Loss before income taxes	(79)	(84,600)	(220)	—	60	(84,839)
Income tax benefit	—	12,852	—	—	—	12,852

Net loss	(79)	(71,748)	(220)	—	60	(71,987)

Unaudited Condensed Consolidated Statements of Cash Flows for the Three Months Ended January 31, 2004

				NON-GUARANTOR SUBSIDIARIES
	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	OTHER	ASAT (FINANCE) LLC	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Net cash (used in) provided by operating activities	(293)	1,267	6,253	(184)	3,526	—	10,569

Net cash used in investing activities	(12,691)	—	(8,047)	(8)	—	12,691	(8,055)

Net cash provided by (used in) financing activities	1,702	(1,267)	49,820	261	(3,526)	(12,691)	34,299

Net (decrease) increase in cash and cash equivalents	(11,282)	—	48,026	69	—	—	36,813
Cash and cash equivalents at beginning of period	11,393	—	11,258	73	—	—	22,724
Effects of foreign exchange rates change	—	—	—	(65)	—	—	(65)

Cash and cash equivalents at end of period	111	—	59,284	77	—	—	59,472

Unaudited Condensed Consolidated Statements of Cash Flows for the Three Months Ended January 31, 2003

			NON-GUARANTOR SUBSIDIARIES
	ASAT HOLDINGS LIMITED	GUARANTOR SUBSIDIARIES	OTHER	ASAT (FINANCE) LLC	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net cash (used in) provided by operating activities	(64)	3,090	(95)	3,526	—	6,457

Net cash used in investing activities	(1,895)	(1,163)	(5)	—	1,895	(1,168)

Net cash provided by (used in) financing activities	—	5,253	168	(3,526)	(1,895)	—

Net (decrease) increase in cash and cash equivalents	(1,959)	7,180	68	—	—	5,289
Cash and cash equivalents at beginning of period	17,247	6,823	90	—	—	24,160
Effects of foreign exchange rates change	—	—	(14)	—	—	(14)

Cash and cash equivalents at end of period	15,288	14,003	144	—	—	29,435

Unaudited Condensed Consolidated Statements of Cash Flows for the Nine Months Ended January 31, 2004

				NON-GUARANTOR SUBSIDIARIES
	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	OTHER	ASAT (FINANCE) LLC	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Net cash (used in) provided by operating activities	(482)	1,267	10,927	(556)	4,284	—	15,440

Net cash used in investing activities	(16,436)	—	(15,920)	(20)	—	16,436	(15,940)

Net cash provided by (used in) financing activities	1,702	(1,267)	53,876	708	(4,284)	(16,436)	34,299

Net (decrease) increase in cash and cash equivalents	(15,216)	—	48,883	132	—	—	33,799
Cash and cash equivalents at beginning of period	15,327	—	10,401	47	—	—	25,775
Effects of foreign exchange rates change	—	—	—	(102)	—	—	(102)

Cash and cash equivalents at end of period	111	—	59,284	77	—	—	59,472

Unaudited Condensed Consolidated Statements of Cash Flows for the Nine Months Ended January 31, 2003

			NON-GUARANTOR SUBSIDIARIES
	ASAT HOLDINGS LIMITED	GUARANTOR SUBSIDIARIES	OTHER	ASAT (FINANCE) LLC	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net cash (used in) provided by operating activities	(85)	(3,009)	(126)	3,731	—	511

Net cash used in investing activities	(1,739)	(5,580)	(5)	—	1,761	(5,563)

Net cash provided by (used in) financing activities	—	5,271	221	(3,731)	(1,761)	—

Net (decrease) increase in cash and cash equivalents	(1,824)	(3,318)	90	—	—	(5,052)
Cash and cash equivalents at beginning of period	17,112	17,321	66	—	—	34,499
Effects of foreign exchange rates change	—	—	(12)	—	—	(12)

Cash and cash equivalents at end of period	15,288	14,003	144	—	—	29,435

Item 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months and Nine Months Ended January 31, 2004 and 2003

You should read the following discussion and analysis together with our condensed consolidated financial statements and related notes included elsewhere in this document, which contain additional information helpful in evaluating our operating results and financial condition.

Overview

We are an innovative and highly customer focused independent provider of semiconductor assembly and test services. We are a leader in development of advanced packages and have recently achieved significant growth in chipscale packages, including the Fine Pitch Ball Grid Array (“fpBGA”) and Leadless Plastic Chip Carrier (“LPCC”) package families. LPCCs, a Quad Flat No-lead (“QFN”) package, is our fastest growing package family.

We work closely with customers to design and provide advanced assembly and test solutions for each new product generation. Our sales offices and representatives are strategically located in the United States, Germany, Hong Kong, South Korea and Singapore, allowing us to work directly with customers at their facilities to provide effective package design and customer service. Through this network we are able to provide rapid time-to-market and highly focused design and production solutions. During fiscal year 2003, we shipped products to over 100 customers and many of our top customers are among the world’s largest semiconductor companies. Our top three customers (in alphabetical order) by net sales for the January 2004 quarter were: Analog Devices, Broadcom and Infineon.

As part of our corporate restructuring program, we made a strategic decision to move our Hong Kong operations to China in order to significantly reduce our costs and access the high-growth semiconductor market in China. We plan to conduct this move in two phases. In August 2003, during Phase I of our move to China, we started moving assembly equipment to a newly built leased assembly and test facility in Dongguan, China. We recently completed our internal qualification runs and raised the number of customers under qualification in the China factory. We expect to complete more customer qualifications, to commence commercial production in the fourth quarter of 2004 and to be in full production by the end of calendar 2004. Construction on the 300,000 square foot Phase II manufacturing facility is expected to start in the second quarter of calendar year 2004 and is scheduled to be completed in the middle of calendar 2005. This facility is expected to house the remainder of our Hong Kong manufacturing operations plus provide space for the future expansion of assembly operations.

Strategy

Our overall strategy is to grow market share, focus on margins, lower costs and improve profitability. The principal elements of this strategy include:

•	Continue to introduce advance package families to serve our customers;

•	Diversify customer base;

•	Maintain core and value added service;

•	Move of assembly and test facilities to Dongguan, China; and

•	Continue to reduce our cost structure.

Industry Demand

Semiconductor chips are used in virtually all electronic applications, ranging from automobiles to computers to communications equipment. As design and manufacturing technologies have improved and become more complex, smaller and less costly, prices of electronic products have decreased which has improved demand. These advances have also increased semiconductor content in electronic products, both in terms of the number of products using semiconductors and the number of semiconductors in each electronic product.

Our business is substantially affected by market conditions in the semiconductor industry. The semiconductor industry is highly cyclical. The industry experienced sustained growth during the first half of the 1990s as global demand for semiconductors expanded at an accelerated pace due to the increasing pervasiveness of semiconductor applications and increased demand for semiconductors with greater functionality, increased speed and smaller size.

Through the first three quarters of calendar year 2000, the semiconductor industry experienced strong growth which allowed us to improve our production levels, revenue, gross margins and operating margins above our historical levels. Beginning in the fourth quarter of calendar year 2000, the semiconductor industry experienced a severe downturn. Accordingly, our customers cut back production orders, reflecting inventory corrections and lower demand experienced in their end-user markets. We experienced a semiconductor industry wide slowdown in demand in our end-user markets, primarily in the communications sector, which had historically accounted for approximately 75% to 80% of our sales. As a result, assembly utilization declined from a high of approximately 88% in the July 2000 quarter to an average of approximately 21% during the fiscal year ended April 30, 2002. We believe the semiconductor industry began a modest recovery in the second quarter of calendar year 2002 and the overall demand for semiconductors picked up significantly in the second quarter of calendar year 2003. Due to this recovery, utilization rates have recently increased to an average of approximately 71% in the July 2003 quarter and to an average of approximately 86% in the October 2003 and January 2004 quarters, which we consider full capacity. A utilization rate of greater than 80% is considered to be full capacity due to the downtime required to change shifts and service machinery.

Beginning in 2001, in response to the severe downturn in the semiconductor sector, we began to reduce costs. Over the past eight quarters, or since the January 2002 quarter, we have undergone significant changes as we have made progress in implementing our corporate restructuring program to increase our focus on developing advanced packages, diversifying our customer base, significantly improving our customer focus and reducing our costs. These strategies are being executed via our “Peak Performance Initiative” program which is designed to lower customers’ cost and risk while improving profitability. Under this program, we have set internal goals focused on increasing shareholder value, providing superior customer service and remaining a technology leader. Our new technology introductions as well as the “Peak Performance Initiative” program have enabled us to re-engage former customers and increase sales.

Technology Migration

The semiconductor industry is subject to technology migration as increasingly complex semiconductor applications with higher performance requirements and greater functionality are developed. Typically, the newest semiconductor applications with the highest performance initially demand the highest price. Pricing and margins on these products generally decline as they are replaced by newer products with enhanced performance characteristics. Accordingly, to remain competitive, the semiconductor industry (including the assembly and test industry) must continually develop products with greater functionality and performance.

In the fiscal year ended April 30, 2003, as a result of our strategy to focus on our consumer base and other sectors, our sales of chipscale packages increased as a percentage of assembly sales. The following table illustrates the sales by packages as percentage of total net sales in the January 2003 and 2004 quarters and fiscal years 1999, 2000, 2001, 2002 and 2003.

	Fiscal Year Ended April 30,					Three Months Ended January 31,
	1999	2000	2001	2002	2003	2003	2004
	(In percentages) (unaudited)
Chipscale packages (CSP)	0%	0%	1%	12%	31%	40%	46%
Non-CSP laminate packages	28	36	46	32	21	17	16
Non-CSP leadframe packages	59	55	48	51	38	34	28

Subtotal	87	91	95	95	90	91	90
Test	13	9	5	5	10	9	10

Total	100%	100%	100%	100%	100%	100%	100%

Recent Developments

Net revenue in the January 2004 quarter was $59.6 million, an increase of 24.0%, compared with $48.1 million in the October 2003 quarter, and an increase of 50.0% compared with $39.7 million in the same period a year ago. Net loss for the January 2004 quarter was $1.4 million, or a loss of $0.01 per American Depository Share (ADS). This compares with a net loss of $2.9 million for the October 2003 quarter, or a loss of $0.02 per ADS. Net loss for the January 2004 quarter included a one-time impairment charge of $2.4 million associated with the sale of excess property in Hong Kong, which closed in February 21, 2004. Net loss for the January 2003 quarter was $5.7 million, or a loss of $0.04 per ADS. Adjusted EBITDA in the January 2004 quarter was $10.9 million, or 18.3% of net revenue. This compares with an Adjusted EBITDA of $6.7 million, or 13.9% of net revenue in the October 2003 quarter, and an Adjusted EBITDA of $3.6 million, or 9.0% of net revenue in the January 2003 quarter.

In the January 2004 quarter, the Company issued $150 million of 9.25% senior notes due 2011. A portion of the proceeds was set aside to redeem all of its 12.5% senior notes due 2006, which was completed on February 25, 2004. The 9.25% senior notes were issued by New ASAT (Finance) Limited, a wholly-owned finance subsidiary of the Company, and are unsecured and guaranteed on a senior unsecured basis by the Company and certain of its subsidiaries which are “restricted subsidiaries” as defined in the indenture for the 9.25% senior notes. Under the terms of the 9.25% senior notes, semi-annual interest payments of approximately $6.9 million will be payable on February 1 and August 1 of each year, with the first interest payment to occur on August 1, 2004. The 9.25% senior notes will mature on February 1, 2011.

The remaining proceeds from the 9.25% senior notes will be used for general corporate purposes, additional working capital and capital expenditures to expand capacity, and to finance the costs associated with moving our manufacturing operations to Dongguan, China.

For more details about the 9.25% senior notes, please refer to the Liquidity and Capital Resources section.

On January 20, 2004, the Company announced that it will provide flip chip land grid array (“LGA”) technology to Shanghai Fudan Microelectronics Company Limited for multimedia applications. The Company’s flip chip LGA is a chip scale package solution using high-end flip chip interconnect technology and a low-cost laminate substrate delivering one of the smallest form factor solutions available. This package offers an optimal solution for the design of compact products with limited board real estate. As a high volume packaging solution, this technology is particularly suited for the Company’s newest high-speed flip chip assembly equipment.

On January 27, 2004, the Company announced that it has received ISO/TS 16949:2002 certification at its Hong Kong assembly and test facilities. The prestigious international ISO/TS 16949:2002 certification is based on the implementation of specific quality procedures and processes and is maintained by a demonstrated commitment to continuous quality improvement. The Certification validates the Company’s commitment to delivering high quality products and services to its global customer base. The ISO/TS 16949:2002 certification is valid for three years.

The Company continued to strengthen its management team by adding new members and promoting others to senior management positions. On January 20, 2004, the Company announced the appointment of Paul A. Emmett as Vice President of Test Services. Mr. Emmett is responsible for strategic direction and expansion of the Company’s test services. Mr. Emmett joined the Company in 2002 as director of test services.

On February 18, 2004, The Company announced the appointment of Ginny Kroening as Vice President of Global Customer Service. Ms. Kroening will be responsible for the Company’s worldwide customer service organization.

During the January 2004 quarter we also saw an increase in the percentage of sales to the communications sector in terms of our overall business, from 57% in the October 2003 quarter to 63% in the January 2004 quarter. Sales to PC and peripherals, and consumer sector decreased by a combined 6% as a percentage of our total sales in the January 2004 quarter over the October 2003 quarter. Sales to the automotive and industrial sector remained unchanged at 17% in terms of total sales. Additionally, during the January 2004 quarter, the Company experienced significant revenue and unit volume growth across most end markets, with particular strength in Wi-Fi, wired networking, PC peripherals, Radio Frequency (“RF”), automated test equipment and wireless hand-sets. Demand accelerated for both the Company Leadless and Laminate-based Chipscale (“CSP”) packages in the January 2004 quarter, with each posting better than 20% sequential growth. The Company’s Thin Array Plastic Packaging (“TAPP”) continued to gain industry acceptance and is currently in qualification with several customers.

The Company also recorded 12.2% increase in test revenue in the January 2004 quarter, which increase resulted from additional business from existing and new customers, and reflects the success of the Company full turnkey offering.

On December 20, 2003, the Company entered into a sale and purchase agreement with a third party to dispose of the Company’s excess real property in Hong Kong for approximately $4 million. The sale was completed on February 21, 2004 and the Company now leases back a portion of the property under an operating lease for a monthly rental fee of approximately $31 thousand. The lease term is three years commencing from February 21, 2004. As a result of the contemplated sale of the property in January 2004, an impairment charge of $2.4 million was recognized and recorded in the January 2004 quarter.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to allowance for doubtful accounts, revenues, inventories, asset impairments, income taxes, commitments and contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies relate to those policies that are most important to the presentation of our financial statements and require the most difficult, subjective and complex judgments.

Revenue Recognition

We do not take ownership of customer-supplied semiconductor wafers or die. Title and risk of loss remains with the customers for these materials at all times. Accordingly, the cost of the customer-supplied materials is not included in the consolidated financial statements. We recognize revenue net of discounts from assembling semiconductors and performing test services directly for customers, when, and only when, persuasive evidence of an arrangement exists, the price is fixed or determinable, delivery has occurred and services have been rendered and collectibility of invoiced amounts is reasonably assured. Shipping and handling costs associated with product sales are included in cost of sales. Such policies are consistent with provisions in the Securities and Exchange Commission’s Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements”.

Inventory Valuation

Inventories consist of raw materials and work-in-progress and are stated at the lower of cost or market value. Cost of raw materials include purchase and related costs incurred in bringing the products to their present location and condition. Cost is determined by the first-in, first-out method. Cost of work-in-progress includes costs of direct materials.

We reserve for excess and obsolete inventory based on forecasted demand that we receive from our customers. When it is determined that inventory will not be either utilized in production based on customers’ forecast or the value thereof recoverable from the customers, the inventoried material is written-off accordingly.

Impairment of Long-Lived Assets

We routinely consider whether indicators of impairment of long-lived assets are present in accordance with Statements of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. For this purpose, assets are grouped at the lowest level for which separate cash flow information is available. For long-lived assets to be held and used, we determine whether the estimated undiscounted cash flows attributable to the assets in question are less than their carrying values. If such indicators are present, we recognize an impairment charge equal to the difference between the fair value and the carrying value of such assets. Fair value is best determined by quoted market prices in active market. If quoted market prices are not available, other methods that can be used include discounted future cash flows or appraisals. If the assets determined to be impaired are to be held and used, we recognize an impairment charge to the extent the fair value attributable to the asset is less than the asset’s carrying value. The fair value of the asset then becomes the asset’s new carrying value, which we depreciate over the remaining estimated useful life of the asset.

In addition, we continuously evaluate our asset utilization and consider whether or not certain long-lived assets shall be either written off or held for disposal. Those assets classified as held for disposal are separately presented and are measured at the lower of their depreciated cost or fair value, less anticipated costs to sell. A loss is recognized for any initial or subsequent write-down to fair value less costs to sell. A gain is recognized for any subsequent increase in fair value less costs to sell, but not in excess of the cumulative loss previously recognized. A gain or loss not previously recognized that results from the sale of a long-lived asset is recognized at the date of sale.

Deferred Income Taxes

We record a valuation allowance to reduce our deferred tax assets to an amount that is more likely than not be realized. We have considered future taxable income and prudent and feasible tax planning strategies in determining the need for a valuation allowance. In the event that we determine that we would not be able to realize all or part of our net deferred tax assets, an adjustment to the deferred tax assets would be charged to earnings in the period such determination is made. Likewise, if we later determine that it is more likely than not that the net deferred tax assets would be realized, then the previously provided valuation allowance would be reversed.

Results of Operations

The following table contains certain items as a percentage of net sales for the periods listed:

	(Unaudited) Three Months Ended				(Unaudited) Nine Months Ended
	January 31, 2004		January 31, 2003		January 31, 2004		January 31, 2003
	($ in thousands, except margin amounts)
Net Sales	59,596	100.0%	39,741	100.0%	151,685	100.0%	115,558	100.0%
Cost of Sales	47,182	79.2%	35,947	90.5%	124,688	82.2%	109,378	94.7%
Gross Profit	12,414	20.8%	3,794	9.5%	26,997	17.8%	6,180	5.3%
Selling, general and administrative	6,688	11.2%	5,865	14.7%	18,194	12.0%	18,684	16.2%
Research and development	1,096	1.8%	1,269	3.2%	3,398	2.2%	4,083	3.5%
Reorganization charge	—	—	—	—	—	—	128	0.1%
Facilities charge	—	—	—	—	306	0.2%	—	—
Impairment of property, plant and equipment	2,387	4.0%	—	—	2,387	1.6%	59,189	51.2%
Total operating expenses	10,171	17.0%	7,134	17.9%	24,285	16.0%	82,084	71.0%
Profit (Loss) from operations	2,243	3.8%	(3,340)	(8.4)%	2,712	1.8%	(75,904)	(65.7)%

The following table sets forth our unaudited gross profit, gross margin and Adjusted EBITDA for the periods listed:

	(Unaudited) Three Months Ended		(Unaudited) Nine Months Ended
	January 31, 2004	January 31, 2003	January 31, 2004	January 31, 2003
	($ in thousands, except margin amounts)
Gross Profit	12,414	3,794	26,997	6,180
Gross Margin	20.8%	9.5%	17.8%	5.3%
Adjusted EBITDA(1)	10,923	3,591	23,659	9,834

As a measure of our operating performance or liquidity, we believe that the most directly comparable measure to Adjusted EBITDA are net income (loss) and net cash provided by (used in) operating activities.

The following table reconciles our net loss and net cash provided by operating activities to our definition of Adjusted EBITDA on a consolidated basis for the three months and nine months ended January 31, 2004 and 2003.

	(Unaudited) Three Months Ended		(Unaudited) Nine Months Ended
	January 31, 2004	January 31, 2003	January 31, 2004	January 31, 2003
	($ in thousands)
Adjusted EBITDA(1)	10,923	3,591	23,659	9,834
Add (less):
Depreciation	(6,293)	(6,931)	(18,254)	(23,414)
Income tax (expense) benefit	(9)	887	(9)	12,852
Other income, net	118	300	499	1,202
Impairment of property, plant and equipment	(2,387)	—	(2,387)	(59,189)
Reorganization charge	—	—	—	(128)
Specific and non recurring nature of inventory write-down	—	—	—	(3,007)
Facilities charge	—	—	(306)	—
Interest expense	(3,732)	(3,527)	(10,786)	(10,137)

Net loss	(1,380)	(5,680)	(7,584)	(71,987)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	6,293	6,931	18,254	23,414
Amortization of deferred charges and debt discount	391	378	1,149	1,131
Stock-based compensation	167	—	167	—
Deferred income taxes	—	(887)	—	(12,855)
(Gain) Loss on disposal of property, plant and equipment, net	(54)	142	(123)	90
Non-cash impairment of property, plant and equipment	2,337	—	2,337	59,189
Change in working capital, net	2,815	5,573	1,240	1,529

Net cash provided by operating activities	10,569	6,457	15,440	511

(1)	“Adjusted EBITDA” is defined in this footnote as net income (loss), before interest expense, income tax (expense) benefit, other income (expense), net, depreciation and specific charges (representing, to the extent applicable, specific and non recurring inventory write-down, reorganization charge, impairment charge for property, plant and equipment and facilities charge), and is presented because management believes that it will provide useful information regarding our ability to serve and/or incur debt and to meet our capital expenditure and working capital requirement. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income (loss), cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles in the United States of America or as a measure of the Company’s profitability or liquidity. Adjusted EBITDA, as defined in this footnote, may not be comparable to similarly titled measures used by other companies.

Adjusted EBITDA increased significantly in dollar terms to $10.9 million in the three months ended January 31, 2004, compared with $3.6 million in the three months ended January 31, 2003. For the nine months ended January 31, 2004, Adjusted EBITDA also increased significantly to $23.7 million from $9.8 million for the same period a year ago. These increases were primarily due to the increase in sales of 50.0% and 31.3% in the three months ended and nine months ended January 31, 2004, respectively, over the same period in 2003. The increase in net sales resulted from our attaining important milestones on the way to achieving our end market diversification strategy and potentially expanding our overall market share, given the improving market conditions. The increase in Adjusted EBITDA was also due to decreased cost of sales as percentage of sales, reductions in the Company’s operating cost structure, improvements in operational efficiencies, continued diversification of our product mix and achieved record high unit sales volume during the three months and nine months ended January 31, 2004 as compared to the same period last year.

Due to a variety of factors, our quarterly operating results will vary. These factors could include: general economic conditions in the semiconductor industry, the short-term nature of our customers’ commitments, our progress in ramping the new China facility, capacity utilization, erosion of the selling prices of packages, changes in our product mix, timing of our receipt of semiconductor chips from our customers and operational and technological risks. Interim results of operations do not necessarily indicate the results that may be expected for the full year. You should read the following information in conjunction with our condensed consolidated financial statements and the related notes included in this document, as well as the risk factor identified in our public filings.

Three Months And Nine Months Ended January 31, 2004 Compared to Three Months And Nine Months Ended January 31, 2003

Net Sales

We offer assembly services for a broad range of semiconductor packages including chipscale packages (“CSP”) and non-chipscale packages (“non-CSP”). Most of the revenue derived from test services comes from test services performed in connection with assembly services and the revenue generated from only test is not significant to us. Our product families can be grouped into four categories: CSP, non-CSP laminate packages, non-CSP leadframe packages and test services. The following table sets forth the breakdown of net sales by product category for the periods indicated:

	(Unaudited) Three Months Ended				(Unaudited) Nine Months Ended
	January 31, 2004		January 31, 2003		January 31, 2004		January 31, 2003
	($ in thousands; % of net sales)
Chipscale packages (CSP)	27,396	46.0%	15,779	39.7%	60,983	40.2%	36,995	32.0%
Non-CSP laminate packages	9,624	16.2%	6,628	16.7%	25,645	16.9%	24,719	21.4%
Non-CSP leadframe packages	16,468	27.6%	13,575	34.1%	48,549	32.0%	43,097	37.3%

Subtotal	53,488	89.8%	35,982	90.5%	135,177	89.1%	104,811	90.7%
Test	6,108	10.2%	3,759	9.5%	16,508	10.9%	10,747	9.3%

Total	59,596	100.0%	39,741	100.0%	151,685	100.0%	115,558	100.0%

Net sales increased 50.0% to $59.6 million for the three months ended January 31, 2004 from $39.7 million for the three months ended January 31, 2003. Net sales increased 31.3% to $151.7 million for the nine months ended January 31, 2004 over $115.6 million in the same period a year ago. The increase in total sales was a direct result of attaining important milestones on the way to achieving our end market diversification strategy, capitalizing on CSP technologies, and improvement in overall market conditions. Strategic objectives for the remainder of fiscal year 2004, included market diversification, driving customer qualifications and commencing production in the Dongguan, China factory, increasing manufacturing capacity and accelerating new product development. Revenue from communication sector was 64%, 57% and 63% for the three months ended January 31, 2003, October 31, 2003 and January 31, 2004, respectively. Sales to the computer peripherals market for each of the three months ended January 31, 2003, October 31, 2003 and January 31, 2004 were 3%, 9% and 8%, respectively. Additionally, revenue form test increased by 62.5% from $3.8 million to $6.1 million in each of the three months ended January 31, 2003 and 2004, respectively. For the nine months ended January 31, 2003 and 2004, test revenue was $10.7 million and $16.5 million, respectively, resulting in an increase of 53.6%.

Net sales from assembly services for the nine months ended January 31, 2004 were $135.2 million, an increase of 29.0% to the same period last year. Assembly revenue accounted for 89.1% and 90.7% of the total revenue for the nine months ended January 31, 2004 and 2003, respectively. The top ten customers in the nine months ended January 31, 2004 accounted for 75.4% of total revenue compared with 77.9% in the same period last year.

We continue to diversify our customer base in the three months ended January 31, 2004, and reduced the percentage of total revenue generated by our top three customers to 45.3% in the three months ended January 31, 2004 from 46.1% in the three months ended January 31, 2003. The top ten customers accounted for 75.1%, 77.0% and 78.2% in the three months ended January 31, 2004, October 31, 2003 and January 31, 2003, respectively. The top customer accounted for 21.5%, 17.9% and 19.9% of total revenues for each of the three months ended January 31, 2004, October 31, 2003 and January 31, 2003, respectively. We estimate that approximately 53.5%, 49.2% and 50.1% of our net sales during the three months ended January 31, 2004, October 31, 2003 and January 31, 2003, respectively, represented packages shipped to distribution centers with destinations within Asia.

Gross Profit

Gross profit improved significantly to $12.4 million in the three months ended January 31, 2004 from $3.8 million in the there months ended January 31, 2003. Gross margin was 20.8% in the three months ended January 31, 2004 compared to 9.5% in the three months ended January 31, 2003.

Gross profit for the nine months ended January 31, 2004 improved to $27.0 million compared with gross profit of $6.2 million in the same period last year. Gross margin was 17.8% for the nine months ended January 31, 2004 compared to only 5.3% for the nine months ended January 31, 2003.

For the nine months ended January 31, 2004 and 2003, overall gross margin increased primarily due to economies of scale resulting from increased unit volume production and the decrease in depreciation expense as a result of an impairment charge taken on certain of the Company’s property, plant and equipment in the July 2002 and the April 2003 quarters. We also experienced a decrease in direct labor and fixed manufacturing costs as percentage of total net sales due to improved labor productivity and lower labor costs as a percentage of increased sales. Continuous cost reduction efforts under taken in conjunction with the Company’s “Peak Performance Initiative” program were reflected in these improved results. The Company recorded a $3.6 million non-cash inventory charge in the nine months ended January 31, 2003 as compared to a $1.0 million charge for the nine months ended January 31, 2004.

Selling, General and Administrative

Selling, general and administrative expenses increased 14.0% to $6.7 million in the three months ended January 31, 2004 from $5.9 million in the three months ended January 31, 2003. Selling, general and administrative expenses accounted for 11.2% and 14.5% of total revenue for the three months ended January 31, 2004 and 2003, respectively. For the nine months ended January 31, 2004, selling, general and administrative expenses decreased to $18.2 million or 12.0% of total revenue from $18.7 million or 16.2% of total revenue in the nine months ended January 31, 2003. The decrease was primarily attributable to our cost reduction programs as part of the Company’s “Peak Performance Initiatives” program, which has caused a reduction in legal and professional fees and other selling, general and administrative expenses as percentage of total revenue.

Research and Development

Research and development decreased slightly to $1.1 million for the three months ended January 31, 2004 as compared to $1.3 million for the three months ended January 31, 2003. For the nine months ended January 31, 2004, research and development cost was reduced to $3.4 million from $4.1 million for the same period in 2003. A significant portion of these expenditures was focused on developing additional advanced semiconductor packaging technologies, such as TAPP and fully integrated System-In-Package (“SiP”) products.

Impairment of Property, Plant and Equipment

On December 20, 2003, the Company entered into a sale and purchase agreement with a third party to dispose of the Company’s excess real property in Hong Kong for approximately $4 million. The final sale and purchase agreement was completed on February 21, 2004 and the Company now leases back a portion of the property under an operating lease for a monthly rental fee of approximately $31 thousand. The lease term is three years commencing from February 21, 2004. As a result of the contemplated sale of the property in January 2004, an impairment charge of $2.4 million was recognized and recorded in the three months ended January 31, 2004.

In the July 2002 quarter, the Company concluded that certain older wire bonders were technologically obsolete and would not be utilized in the Company’s operations, reflecting the growing market demand for finer pitch bonding wire spacing technologies and the Company’s focus on high-end packaging solutions. As a result, the Company determined that this equipment should either be written off or held for subsequent disposal, resulting in a $20.1 million non-cash charge during the July 2002 quarter. The Company also recorded a $39.1 million charge for the impairment of its property, plant and equipment held and used in the July 2002 quarter based on discounted cash flow model to reduce the carrying value of the property, plant and equipment to fair value. In addition, in the April 2003 quarter, another impairment review of assets held and used was conducted due to continuous weakness in the semiconductor market and the economy, whereby an additional $22.6 million non-cash impairment charge was recorded in the April 2003 quarter.

Reorganization Charge

For the nine months ended January 31, 2003, the Company incurred $128 thousand of reorganization expense (pre-tax) as severance payments in relation to work force reduction in the July 2002 quarter. There was no reorganization charge taken in three months or nine months ended January 31, 2004.

Facilities Charge

The Company incurred a one-time facilities charge in July 2003 of $306 thousand in relation to restoring its leased facility in Fremont, California back to its original condition, per the terms of the lease agreement which expired in July 2003.

Other Income, net

Other income, net decreased from $300 thousand for the three months ended January 31, 2003 to $118 thousand for the three months ended January 31, 2004. Other income, net also decreased from $1.2 million for the nine months ended January 31, 2003 to $499 thousand for the nine months ended January 31, 2003. These decreases were mainly due to decreased interest income arising from investment of cash generated from operations net of debt repayment, plus interest earned on unspent IPO proceeds to date. Interest income was $378 thousand and $200 thousand for the nine months ended January 31, 2003 and 2004, respectively. Additionally, miscellaneous income was reduced by $744 thousand for the nine months ended January 31, 2004 as compared to the same period in 2003.

Interest Expense

Third party interest expense was $3.3 million for the three months ended January 31, 2003 and $3.5 million for the three months ended January 31, 2004. The increase is due to the interest of $193 thousand accrued for the 9.25% senior notes which was issued on January 26, 2004. Third party interest expense for the nine months ended January 31, 2004 was $10.1 million as compared to $9.4 million in the same period last year. Such interest was related to our senior notes (see more detail discussion in the Liquidity and Capital Resources section for the senior notes). The first interest payment date of the 9.25% senior notes is August 1, 2004 and is payable on a semi-annual basis.

Income Taxes

Income tax benefit decreased from $887 thousand for the three months ended January 31, 2003 to become an income tax expense of $9 thousand for the three months ended January 31, 2004. For the nine months ended January 31, 2003, income tax benefit was $12.9 million as compare to the income tax expense of $9 thousand for the nine months ended January 31, 2004. The income tax benefit for the nine months ended January 31, 2003 related mainly to the reversal of deferred tax liabilities related to the $59.2 million impairment charge on property, plant and equipment.

Liquidity and Capital Resources

Our net cash provided by operating activities was $15.4 million for the nine months ended January 31, 2004, compared to net cash provided by operating activities of $511 thousand for the nine months ended January 31, 2003. This increase in net cash provided by operating activities was primarily due to the significant improvement in profitability from a loss from operations of $75.9 million for the nine months ended January 31, 2003 to an income from operations of $2.7 million for the nine months ended January 31, 2004. Additionally, increases in total sales, reduction in cost of sales as a percentage of sales and the reduction in overall operating expenses contributed to this favorable trend.

Net cash used in investing activities was $15.9 million for the nine months ended January 31, 2004, compared to $5.6 million for the nine months ended January 31, 2003. This increase was primarily due to capital expenditures of $16.4 million for the purchase of new operating systems and the acquisition of new assembly and test equipment to meet growing customer demand during the nine months ended January 31, 2004. This compares with capital expenditures of $5.6 million during the nine months ended January 31, 2003.

Net cash provided by financing activities was $34.3 million for the nine months ended January 31, 2004 as compared to $nil over the same period last year. The current period included $150 million proceeds from the 9.25% senior notes offering. The proceeds were used to deposit $111.0 million in restricted cash with the trustee for the redemption of all the outstanding 12.5% senior notes on February 25, 2004, and to pay for $6.4 million in debt issuance costs in connection with the new notes. The current period also included $1.7 million of proceeds from the exercise of stock options.

As of January 31, 2004, we had commitments for capital expenditures of approximately $10.2 million. We expect to incur $11 to $14 million in capital expenditures in the April 2004 quarter. These plans are highly dependent on market conditions, and our actual capital expenditures may vary. The majority of this expenditure is expected be used for new equipment in the China facility, and assembly and test capacity expansion to meet growing customer demand. We anticipate that we will have positive operating cash flow for the remainder of the fiscal year 2004. We expect to finance these capital expenditure requirements with our existing cash resources.

Our ability to achieve ongoing positive cash flow will depend upon execution of our business plan as well as an industry conditions. Depending on the state of industry conditions, we may seek additional debt or equity financing to fund our operations. Our capital expenditure program will also be adjusted depending on the business environment at the time.

At January 31, 2004, the Company had $59.5 million of cash and cash equivalents, excluding the restricted cash of $111.0 million deposited with the trustee of the 12.5% senior notes for the redemption of all outstanding 12.5% senior notes on February 25, 2004 (see Note 5 to the condensed consolidated financial statements). Cash and cash equivalents, excluding restricted cash of $1.5 million, was $25.8 million at April 30, 2003. As of January 31, 2004, we had commitments for capital expenditures of approximately $10.2 million and had total debt outstanding of $150.0 million for the 9.25% senior notes and $99.1 million for the 12.5% senior notes. We believe that our existing cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs in the ordinary course of business for at least the next 12 months.

During the fiscal quarter ended January 31, 2004, the Company’s wholly-owned finance subsidiary, New ASAT (Finance) Limited, issued $150 million aggregate principal amount of 9.25% senior notes due in February 2011, which notes accrue semi-annual interest payable on February 1 and August 1 of each year beginning on August 1, 2004. The Company sold $150 million aggregate principal amount of its 9.25% senior notes to initial purchaser pursuant to the exemption from registration under Section 4(2) of the Securities Act for resale by the initial purchaser to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. persons in transactions outside the United States in reliance on Regulation S of the Securities Act.

The 9.25% senior notes are unsecured and guaranteed on a senior unsecured basis by the Company and certain of the Company’s subsidiaries which are “restricted subsidiaries” as defined in the indenture for the 9.25% senior notes. The indenture for the 9.25% senior notes contains certain covenants that will, among other things, restrict the ability of the Company and its restricted subsidiaries to borrow money, pay dividends on or repurchase capital stock of the Company and make certain other restricted payments or investments, sell assets or enter into mergers or consolidations and create liens on assets. The 9.25% senior notes are redeemable prior to February 1, 2008, in whole or in part, at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest and liquidated damages and additional amounts, if any, plus a make-whole amount and on or after February 1, 2008 at the various redemption prices set out in the indenture for the 9.25% senior notes.

In connection with the 9.25% senior notes issuance, the Company recorded $6.4 million in deferred financing fees and expenses associated with the 9.25% senior notes in the January 2004 quarter, which are being amortized over the life of the notes.

Of the $150.0 million of 9.25% senior notes proceeds, as of January 31, 2004, the Company deposited $111.0 million with the trustee for the 12.5% senior notes in connection with the call for the full redemption for the 12.5% senior notes, which funds were used to redeem all outstanding 12.5% senior notes on February 25, 2004. The cash deposited with the trustee for the redemption was therefore classified as a current asset under “Restricted Cash – 12.5% Senior Notes Redemption” and the 12.5% senior notes were classified as a current liability – under “12.5% Notes Called for Redemption” on the January 31, 2004 condensed consolidated balance sheet.

In connection with the retirement of 12.5% senior notes, the Company incurred charges of approximately $10.5 million, including $6.3 million for the call premium and $4.2 million for a non-cash write-off of deferred financing fees and debt discount of the 12.5% senior notes. The charges were charged to the statement of operations on the same date when the 12.5% senior notes were redeemed on February 25, 2004.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. However, the U.S. dollar costs of certain raw materials, including fine filament gold bond wire, have increased substantially over the past several fiscal quarters. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could adversely affect our business, financial conditions and results of operations.

Forward Looking Statements Disclaimer

This document contains forward-looking statements and information that involve risks, uncertainties and assumptions. Forward-looking statements are all statements that concern plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are other than statements of historical fact, including those that are identified by the use of words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “anticipates,” “projects” and similar expressions. Risks and uncertainties that could affect us include technology changes, overall semiconductor industry conditions, our progress in bringing into full operation the new China facility, acceptance and demand for our products and services, timing of customers’ orders and our capacity at the time to meet such orders, adverse developments affecting major customers, fluctuations in market prices for our products, variations in product mix, timing of expenditures in anticipation of future sales, increased inflation and interest rates on our debt and effects of our substantial level of debt, including the cash required to service our debt and the possible difficulties in obtaining additional financing. Should one or more of such risks and uncertainties materialize, or should any underlying assumption prove incorrect, actual outcomes may vary materially from those indicated in the applicable forward looking statements. Any forward-looking statement or information contained in this document speaks only as of the date the statement was made. We are not required to update any such statement or information to either reflect events or circumstances that occur after the date the statement or information is made or to account for unanticipated events.

For an expanded discussion of the risks and uncertainties facing the Company, please refer to the Risk Factors section contained in Exhibit 99.1 to the Company’s Report on Form 6-K that was filed with the Securities and Exchange Commission on January 5, 2004

Item 3 Quantitative and Qualitative Disclosures About Market Risk

Market Sensitivity

Substantially all of our costs, assets and liabilities have been denominated in either U.S. dollars or Hong Kong dollars. Substantially all our net sales are denominated and received in U.S. dollars. We purchase raw materials and machinery and equipment primarily in a mix of U.S. dollars and Japanese yen. Labor and administrative costs are incurred primarily in Hong Kong dollars and, to a lesser extent, U.S. dollars. Following our recapitalization in calendar year 1999, substantially all borrowings have been in U.S. dollars.

The Hong Kong dollar historically has accounted for the largest share of our costs. Because the exchange rate of the Hong Kong dollar to the U.S. dollar has remained close to the current pegged rate of HK$7.80 = US$1.00 since 1983, we have not experienced significant foreign exchange gains or losses associated with that currency. Overall, we estimate that in the January 2004 quarter and the fiscal year ended April 30, 2003, approximately 99% of our marketing costs and operating expenses (excluding depreciation), were in Hong Kong or U.S. dollars. However, the Hong Kong government could change the pegged rate or abandon the peg altogether. Depreciation of the U.S. dollar against the Hong Kong dollar or Japanese yen would generally increase our Hong Kong dollar or Japanese yen expenses.

Additionally, when our new facility in Dongguan, China becomes fully operational, our exposure to fluctuations in the value of the Chinese Renminbi will significantly increase. The value of the Renminbi fluctuates and is subject to change in China’s political and economic conditions. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. However, the government of China could change or abandon its existing currency policy at its sole discretion. In fact, recently, the Chinese government has been under increasing pressure from its trading partners to cause the Renminbi to appreciate against the U.S. dollar. If the Renminbi were to appreciate against the U.S. dollar, our costs relating to our planned China operations would increase.

Item 4. Controls and Procedures

(a) Evaluation of disclosure controls and procedures. We maintain “disclosure controls and procedures,” as such term is defined in Rule 13a – 15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosures controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based on their evaluation as of the end of the period covered by this Quarterly Report on Form 6-K, our Chief Executive Officer and Chief Financial Officer have concluded that, subject to the limitations noted above, our disclosure controls and procedures were effective to provide reasonable assurance that material information related to the Company and its consolidated subsidiaries is made known to management, including the Chief Executive Officer and Chief Financial Officer, particularly during the period when our periodic reports are being prepared.

(b) Changes in internal control over financial reporting. From the date of the controls evaluation to the date of this Quarterly Report on Form 6-K, there have been no changes in internal control over financial reporting or in other factors that could significantly affect internal control over financial reporting, including any corrective actions with regard to significant deficiencies and material weaknesses.

PART II OTHER INFORMATION

Item 5. Legal Proceedings

On April 9, 2003, ASAT Holdings Limited and ASAT, Inc. as co-plaintiffs initiated a lawsuit against Motorola, Inc. (“Motorola”) in the United States District Court for the Northern District of California by filing a complaint for Declaratory Judgment. This litigation arises out of the interpretation of certain defined terms in a patent cross license agreement entered into between Motorola and QPL International Holdings Limited (“QPL”) on October 1, 1993 (the “Immunity Agreement”). The dispute relates to the understanding of the parties regarding the scope and range of royalty bearing assembled products covered in the Immunity Agreement. On April 10, 2003, Motorola filed an essentially identical complaint naming ASAT Holdings Limited and QPL as co-defendants in the United States District Court for the Northern District of Illinois. The litigation in the Northern District of Illinois was dismissed on August 27, 2003. On August 5, 2003, Motorola filed a counterclaim in the Northern District of California naming ASAT Holdings Limited, ASAT, Inc. and QPL as co-defendants and alleging that the defendants owe Motorola approximately $8,000,000 in back due royalties and further alleging that Motorola is entitled to receive additional interest at the rate of 1% per month on the alleged unpaid royalties. The parties are in the “discovery phase” of litigation and have started the production of documents. No depositions have been scheduled and the trial date has not yet been set.

The Company continues to deny the allegations that Motorola is owed additional royalties in any amount beyond those already paid to Motorola under the Immunity Agreement and the Company intends to vigorously pursue this litigation. However, should the Company fail to prevail in this litigation, Motorola could be awarded damages in excess of $10,000,000. However, the Company believes it is too early to assess the range of its possible liability at this stage, if any, and no amounts have been provided for such matters in the condensed consolidated financial statements.

Item 6 Submission of Matters to a Vote of Security Holders

None.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT Holdings Limited

By:	/s/ Robert J. Gange
Name:	Robert J. Gange
Title:	Chief Financial Officer

Date: March 16, 2004